  Exhibit 99.1
Prophecy Appoints Marc Leduc as Independent Director

Vancouver, British Columbia, July 23, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX: PCY, OTCQX:PRPCF, Frankfurt:1P2N) is pleased to announce the appointment of Marc Leduc, P.Eng. as the Company’s Director of the board effective July 22, 2019.

Marc Leduc is a mining engineer and geologist with more than 30 years’ experience involving all aspects of the development, operations, planning and evaluation of mining projects. Mr. Leduc holds a B.Sc. (Hons) degree in Mining Engineering from Queen’s University Kingston, and B.Sc. degree in Geology from the University of Ottawa, and he is a registered professional engineer in both Ontario and BC.

Mr. Leduc has led technical teams in the design and construction of large mines, heap leach and tailings facilities.  Mr.  Leduc has held top management positions with several mining companies including most recently Chief Operating Officer of NewCastle Gold Ltd before it was acquired in 2017 via merger with Trek Mining Inc. and Anfield Gold Corp. (now named Equinox Gold Corp.).and currently serves on the Board of Directors  of a publicly listed resource exploration company.

Mr. Leduc spent several years working in Peru as the President and COO for Bear Creek Mining Corp, a silver exploration and development company.

With the imminent re-start of Prophecy’s Bolivian silver exploration and mining activities, Marc’s hands on operational experience and competency in Spanish are particularly valuable.

About Prophecy
Prophecy is developing the Gibellini project – the only large-scale, open-pit, heap-leach vanadium project of its kind in North America. Located in Nevada, Gibellini is currently undergoing EPCM and Permit preparation. Prophecy also has mining projects in Mongolia and Bolivia. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“John Lee”
Executive Chairman

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.